U.S. Securities and Exchange Commission
Washington, D.C. 20549


05060586

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2006
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 8/3/05
Current Report on Form 8-K 2005-RS7
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-125485
SEC File Number of Registration Statement


SEC MAIL PROCESSING
RECEIVED
AUG 04 2005
WASH, D.C. 198 SECTION

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 3rd day of August 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ______________________
(Name)
(Title)


PROCESSED
AUG 05 2005
THOMSON
FINANCIAL

Banc of America Securities



Assumptions

Recovery Delay	12 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

"Break" means first dollar of write down for the M certificates. If a bond is written down and later written back up, it is still considered to "break"

Class M2

	Fwd Libor				Fwd Libor + 200 bp			
	45% Severity		55% Severity		45% Severity		55% Severity	
Pricing Speed Prep Mult	65%	100%	65%	100%	65%	100%	65%	100%
SDA Break (%)	2455	2899	1951	2282	2078	2605	1646	2037
Cum Loss (%)	15.13	12.63	15.56	12.83	13.37	11.65	13.61	11.72
WAL (years)	16.11	11.49	16.75	12.31	18.29	12.10	19.04	12.95

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

RAMP 2005-RS7


Banc of America Securities

Assumptions
Run to Call
1 month, 6 month and 12 month LIBOR all increase to 20%

50% PPC

Period	Net Wac Cap	Effective Rate
1	10.13%	25.90%
2	6.54%	22.32%
3	6.83%	22.16%
4	6.75%	21.70%
5	6.97%	21.62%
6	6.75%	21.30%
7	6.77%	21.03%
8	7.49%	21.08%
9	6.82%	20.47%
10	7.15%	20.33%
11	6.91%	19.84%
12	7.15%	19.53%
13	6.92%	19.04%
14	6.92%	18.69%
15	7.15%	18.48%
16	6.92%	18.02%
17	7.15%	17.84%
18	6.92%	17.39%
19	6.92%	17.09%
20	7.66%	17.27%
21	6.91%	16.52%
22	7.14%	16.28%
23	7.27%	15.05%
24	8.13%	13.92%
25	7.86%	13.51%
26	7.85%	13.32%
27	8.11%	13.39%
28	7.84%	13.04%
29	8.23%	13.27%
30	8.16%	13.12%
31	8.16%	13.00%
32	8.72%	13.36%
33	8.15%	12.77%
34	8.42%	12.90%
35	8.50%	12.64%
36	9.07%	12.96%
37	8.77%	12.61%
38	8.76%	12.53%
39	9.05%	12.71%
40	8.75%	12.37%
41	9.25%	12.78%
42	9.14%	12.62%
43	9.13%	12.55%
44	10.10%	13.36%
45	9.12%	12.40%

Period	Net Wac Cap	Effective Rate
46	9.41%	12.61%
47	9.19%	12.36%
48	9.58%	12.66%
49	9.26%	12.31%
50	9.26%	12.24%
51	9.56%	12.46%
52	9.24%	12.11%
53	9.57%	12.36%
54	9.25%	12.01%
55	9.24%	11.95%
56	10.22%	12.81%
57	9.22%	11.84%
58	9.52%	9.52%
59	9.45%	9.45%
60	9.96%	9.96%
61	9.63%	9.63%
62	9.62%	9.62%
63	9.93%	9.93%
64	9.60%	9.60%
65	9.92%	9.92%
66	9.59%	9.59%
67	9.58%	9.58%
68	10.60%	10.60%
69	9.56%	9.56%
70	9.87%	9.87%
71	9.54%	9.54%
72	9.85%	9.85%
73	9.52%	9.52%
74	9.51%	9.51%
75	9.82%	9.82%
76	9.49%	9.49%
77	9.79%	9.79%
78	9.47%	9.47%
79	9.46%	9.46%
80	10.10%	10.10%
81	9.44%	9.44%
82	9.74%	9.74%
83	9.42%	9.42%
84	9.77%	9.77%
85	9.46%	9.46%
86	9.45%	9.45%
87	9.76%	9.76%
88	9.43%	9.43%
89	9.74%	9.74%
90	9.41%	9.41%

Period	Net Wac Cap	Effective Rate
91	9.40%	9.40%
92	10.40%	10.40%
93	9.38%	9.38%
94	9.68%	9.68%
95	9.36%	9.36%
96	9.66%	9.66%
97	9.34%	9.34%
98	9.33%	9.33%
99	9.63%	9.63%
100	9.31%	9.31%
101	9.61%	9.61%
102	9.29%	9.29%
103	9.28%	9.28%
104	10.26%	10.26%
105	9.26%	9.26%
106	9.55%	9.55%
107	9.23%	9.23%
108	9.53%	9.53%
109	9.21%	9.21%
110	9.20%	9.20%
111	9.50%	9.50%
112	9.18%	9.18%
113	9.48%	9.48%
114	9.16%	9.16%
115	9.15%	9.15%
116	10.12%	10.12%
117	9.13%	9.13%
118	9.43%	9.43%
119	9.11%	9.11%
120	9.41%	9.41%
121	9.09%	9.09%
122	9.08%	9.08%
123	9.38%	9.38%
124	9.07%	9.07%
125	9.36%	9.36%
126	9.05%	9.05%
127	9.04%	9.04%
128	9.65%	9.65%
129	9.02%	9.02%
130	9.31%	9.31%
131	9.00%	9.00%
132	9.30%	9.30%
133	8.99%	8.99%
134	8.98%	8.98%
135	9.27%	9.27%

Period	Net Wac Cap	Eff Net Wac Cap
136	8.96%	8.96%
137	9.25%	9.25%
138	8.94%	8.94%
139	8.93%	8.93%
140	9.88%	9.88%
141	8.92%	8.92%
142	9.21%	9.21%
143	8.90%	8.90%
144	9.19%	9.19%
145	8.88%	8.88%
146	8.87%	8.87%
147	9.16%	9.16%
148	8.86%	8.86%
149	9.14%	9.14%
150	8.84%	8.84%
151	8.83%	8.83%
152	9.77%	9.77%
153	8.82%	8.82%
154	9.10%	9.10%
155	8.80%	8.80%
156	9.08%	9.08%
157	8.78%	8.78%
158	8.77%	8.77%
159	9.06%	9.06%
160	8.76%	8.76%
161	9.04%	9.04%
162	8.74%	8.74%
163	8.73%	8.73%
164	9.66%	9.66%
165	8.72%	8.72%
166	9.00%	9.00%
167	8.70%	8.70%
168	8.98%	8.98%
169	8.69%	8.69%
170	8.68%	8.68%
171	8.96%	8.96%
172	8.66%	8.66%
173	8.94%	8.94%
174	8.65%	8.65%
175	8.64%	8.64%
176	9.23%	9.23%
177	8.62%	8.62%

The Effective Rate is a per annum rate equal to (A) the product of (i) 30 divided by the actual number of days in the Interest Accrual period for the Certificates and (ii) the weighted average Net Mortgage Rate of the Mortgage Loans plus (B) the net swap payment, if any, divided by the aggregate balance of the Mortgage Loans multiplied by 360, divided by actual number of days

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

RAMP 2005-RS7

FFTW, Inc. Requested Stress Runs

***RUN \

1) Subordinate Net WAC Schedule

Assumptions:

Run to Fail

1 Month LIBOR:	20%
6 Month LIBOR:	20%
Other ARM Benchmark rates:	20%

Cap Proceeds included if applicable
Optional Clean-up Call NOT exercised
Prepayment Speeds as indicated in table below

2) Excess Spread Schedule

Assumptions:
Run to Fail
Forward LIBOR with following shocks:
0% shock for 6 months;
1% shock thereafter.
Optional Clean-up Call NOT exercised
Prepayment Speeds as indicated in table below

Prepayment Speed Assumptions:

Period	FRM, 5/25's, 7/23's (CPR)	All other ARMs EXCLUDING 5/25's and 7/23's (CPR)
1	1.38	4.55
2	2.75	8.24
3	4.13	11.93
4	5.51	15.62
5	6.89	19.30
6	8.26	22.49
7	8.79	23.96
8	9.32	25.42
9	9.83	26.88
10	10.34	28.33
11	10.86	29.79
12	11.37	34.89
13	12.62	35.01
14	12.66	35.00
15	12.63	34.99
16	12.61	34.97
17	12.59	34.96
18	12.56	35.00

Bond
AI1
AI2
AI3
M1
M2
M3
M4
M5
M6
M7
M8
M9
M10

19	12.58	35.12
20	12.60	35.24
21	12.58	35.25
22	12.56	35.26
23	12.54	35.28
24	12.52	38.61
25	15.53	55.32
26	15.43	52.87
27	15.14	49.76
28	14.84	46.66
29	14.54	43.56
30	14.25	42.04
31	14.09	41.09
32	13.94	40.14
33	13.78	39.18
34	13.63	38.23
35	13.47	37.28
36	13.32	41.51
37	15.38	45.23
38	15.36	43.40
39	15.19	41.57
40	15.03	39.74
41	14.86	38.39
42	14.69	37.83
43	14.63	37.27
44	14.56	36.71
45	14.50	36.15
46	14.43	35.59
47	14.37	35.03
48	14.30	34.50
49	14.15	34.00
50	14.12	33.50
51	14.07	33.00
52	14.01	32.51
53	13.96	32.01
54	13.90	31.51
55	13.85	31.01
56	13.79	30.52
57	13.74	30.02
58	13.68	29.52
59	13.63	29.02
60	13.57	28.94
61	14.05	29.94
62	14.00	29.79
63	13.95	29.63
64	13.90	29.46
65	13.85	29.43
66	13.80	29.41
67	13.75	29.39
68	13.70	29.37

69	13.65	29.35
70	13.60	29.33
71	13.55	29.31
72	13.50	29.30
Thereafter	13.50	29.30

WITH LAUNCH SPREADS

Margin
0.12%
0.27%
0.37%
0.50%
0.52%
0.54%
0.65%
0.70%
0.75%
1.30%
1.50%
1.90%
3.00%

RAMP 2005-RS7


Banc of America Securities

Assumptions
No Losses
Static LIBOR

<u>Class A1</u>

	5 CPR	10 CPR	15 CPR
WAL	3.70	1.93	1.28
Prin Window	1 to 94	1 to 50	1 to 33

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

RAMP 2005-RS7


Banc of America Securities

Assumptions

Class M-8 Bond Margin	1.40%
Class M-9 Bond Margin	1.80%
Loss Severity	50%
Trigger	Fail
Recovery Delay	12 months
Run to	Maturity

Defaults are in addition to prepayments
"Break" means first dollar of write down. If a bond is written down and later written back up, it is still considered to "break"

Class M8

	Fwd Libor			Fwd Libor + 100 bps			Fwd Libor + 200 bps			Fwd Libor + 300 bps		
Pricing Prep Speed Mult	75%	100%	125%	75%	100%	125%	75%	100%	125%	75%	100%	125%
CDR Break (%)	5.4	5.4	5.4	4.8	4.9	5.1	4.2	4.5	4.8	3.8	4.3	5.0
Cum Loss (%)	10.15	8.07	6.66	9.20	7.41	6.33	8.21	6.88	5.99	7.53	6.60	6.22
WAL (years)	21.98	18.64	15.48	22.40	18.49	15.40	23.16	19.36	15.25	23.69	18.66	15.54
Discount Margin (%)	1.41	0.86	0.90	1.24	1.12	0.93	0.64	-0.03	0.82	-0.06	0.20	-0.49

Class M9

	Fwd Libor			Fwd Libor + 100 bps			Fwd Libor + 200 bps			Fwd Libor + 300 bps		
Pricing Prep Speed Mult	75%	100%	125%	75%	100%	125%	75%	100%	125%	75%	100%	125%
CDR Break (%)	5.1	5.0	4.9	4.6	4.6	4.7	4.0	4.2	4.4	3.5	4.0	4.6
Cum Loss (%)	9.67	7.54	6.10	8.87	7.01	5.88	7.87	6.47	5.53	7.01	6.19	5.76
WAL (years)	22.15	18.69	15.40	23.38	19.03	15.74	23.77	19.71	15.39	23.29	18.99	15.63
Discount Margin (%)	1.81	1.42	1.70	0.79	0.91	0.82	0.44	-0.11	0.92	0.44	0.10	-0.30

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

RAMP 2005-RS7

Banc of America Securities



Assumptions

FRM PPC	4% - 23% CPR months 1 - 12; 23% CPR months thereafter
ARM PPC	4% - 27% CPR months 1 - 12; 27% CPR months 13 - 22; 50% CPR months 23-27; 27% CPR month 28 and thereafter
Recovery Delay	12 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

Class M-1

	Forward Libor						Libor flat for 12 months, then + 400 bp					
	Severity: 40%			Severity: 65%			Severity: 40%			Severity: 65%		
PPC	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)
75%	14.1	17.02	12.30	7.9	18.41	14.67	12.4	15.67	12.88	6.8	16.43	15.31
100%	15.5	15.20	9.80	8.8	16.13	11.53	14.7	14.65	9.94	8.1	15.10	11.72
135%	17.8	13.71	7.48	10.1	14.13	8.55	18.4	14.06	7.35	10.2	14.25	8.52

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Period	Fwd+100 XS Spread	Fwd+200 XS Spread	Forward 1m LIBOR	Forward 6m LIBOR	Forward 12m LIBOR
1	379	380	3.43%	3.87%	4.10%
2	232	235	3.63%	3.99%	4.16%
3	236	239	3.81%	4.08%	4.21%
4	241	243	3.91%	4.15%	4.24%
5	241	243	4.04%	4.20%	4.27%
6	239	240	4.20%	4.23%	4.28%
7	239	239	4.13%	4.25%	4.28%
8	242	241	4.20%	4.26%	4.29%
9	236	234	4.20%	4.25%	4.30%
10	236	233	4.22%	4.24%	4.31%
11	232	228	4.24%	4.24%	4.31%
12	232	227	4.31%	4.24%	4.32%
13	230	222	4.14%	4.22%	4.32%
14	228	219	4.16%	4.24%	4.33%
15	229	219	4.18%	4.26%	4.34%
16	224	213	4.20%	4.27%	4.35%
17	225	213	4.21%	4.29%	4.36%
18	219	207	4.23%	4.31%	4.37%
19	217	204	4.25%	4.32%	4.38%
20	229	214	4.26%	4.33%	4.39%
21	213	198	4.28%	4.34%	4.40%
22	215	197	4.29%	4.34%	4.41%
23	231	202	4.31%	4.34%	4.42%
24	279	235	4.32%	4.35%	4.42%
25	269	223	4.28%	4.35%	4.43%
26	266	220	4.29%	4.36%	4.43%
27	273	228	4.31%	4.37%	4.44%
28	261	215	4.32%	4.38%	4.44%
29	270	235	4.33%	4.39%	4.44%
30	276	240	4.34%	4.40%	4.45%
31	274	237	4.35%	4.41%	4.45%
32	292	258	4.36%	4.41%	4.45%
33	270	233	4.37%	4.40%	4.45%
34	279	242	4.37%	4.40%	4.45%
35	282	242	4.39%	4.40%	4.45%
36	297	273	4.39%	4.39%	4.45%
37	287	262	4.33%	4.38%	4.45%
38	283	256	4.34%	4.39%	4.47%
39	293	268	4.34%	4.40%	4.49%
40	280	252	4.35%	4.40%	4.51%
41	291	269	4.35%	4.40%	4.53%
42	278	253	4.36%	4.41%	4.55%
43	276	251	4.36%	4.41%	4.56%
44	309	289	4.37%	4.45%	4.59%
45	272	246	4.37%	4.48%	4.61%
46	282	257	4.38%	4.51%	4.63%
47	270	244	4.38%	4.54%	4.65%
48	283	261	4.39%	4.58%	4.67%
49	261	236	4.54%	4.61%	4.69%
50	258	233	4.55%	4.62%	4.69%
51	268	244	4.56%	4.63%	4.69%
52	254	227	4.57%	4.64%	4.69%
53	265	240	4.58%	4.65%	4.69%
54	252	224	4.59%	4.65%	4.68%
55	250	221	4.60%	4.66%	4.68%
56	285	262	4.60%	4.65%	4.68%
57	245	216	4.61%	4.64%	4.68%
58	207	144	4.62%	4.63%	4.67%
59	190	127	4.63%	4.62%	4.67%
60	211	153	4.64%	4.61%	4.66%
61	200	138	4.54%	4.59%	4.66%
62	198	136	4.54%	4.60%	4.67%
63	215	155	4.55%	4.60%	4.69%
64	194	131	4.55%	4.61%	4.70%
65	211	151	4.56%	4.61%	4.71%
66	190	127	4.56%	4.61%	4.73%
67	188	124	4.56%	4.62%	4.74%
68	244	189	4.57%	4.64%	4.75%
69	186	121	4.57%	4.66%	4.77%
70	204	142	4.58%	4.68%	4.78%
71	185	120	4.58%	4.71%	4.79%
72	205	143	4.58%	4.73%	4.81%
73	175	110	4.69%	4.75%	4.82%
74	174	109	4.69%	4.75%	4.82%
75	193	130	4.69%	4.75%	4.82%
76	173	107	4.69%	4.75%	4.82%
77	193	129	4.69%	4.75%	4.82%
78	173	106	4.69%	4.75%	4.82%
79	172	105	4.69%	4.75%	4.82%
80	211	149	4.69%	4.75%	4.82%
81	171	104	4.69%	4.75%	4.82%
82	190	125	4.69%	4.75%	4.82%
83	170	102	4.69%	4.75%	4.82%
84	191	126	4.69%	4.75%	4.82%
85	172	103	4.69%	4.75%	4.82%
86	171	103	4.69%	4.75%	4.82%
87	190	124	4.69%	4.75%	4.82%
88	170	102	4.69%	4.75%	4.82%
89	189	123	4.69%	4.75%	4.82%
90	170	100	4.69%	4.75%	4.82%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction